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                           June 17, 2021

       Thomas R. Cangemi
       Chairman, President and Chief Executive Officer
       New York Community Bancorp Inc.
       615 Merrick Avenue
       Westbury, NY 11590

                                                        Re: New York Community
Bancorp Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed June 11, 2021
                                                            File No. 333-257045

       Dear Mr. Cangemi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance